UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2018

1-13334

1-13688

(Commission File Nos.)

RELX PLC

(Translation of registrant’s name into English)

1-3 Strand

London

WC2N 5JR

(Address of principal executive office)

RELX NV

(Translation of registrant’s name into English)

Radarweg 29 1043 NX Amsterdam PO Box 470 1000 AL Amsterdam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

1.	Underwriting Agreement, dated March 9, 2018, among RELX Capital Inc., RELX PLC and RELX NV and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., as representatives of the several underwriters named in Schedule 1 thereto.

2.	Form of 3.500% Note due 2023.

3.	Opinion of Simpson Thacher & Bartlett LLP.

4.	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 3)

This current report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-203608-02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: March 16, 2018	By:	/s/ A. McCulloch
	Name:	A. McCulloch
	Title:	Deputy Secretary

RELX N.V.

Date: March 16, 2018	By:	/s/ J.S. van der Woude
	Name:	J.S. van der Woude
	Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Simpson Thacher & Bartlett LLP.

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).

99.1	Underwriting Agreement, dated March 9, 2018, among RELX Capital Inc., RELX PLC and RELX NV and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., as representatives of the several underwriters named in Schedule 1 thereto.

99.2	Form of 3.500% Note due 2023.

4